Exhibit 99.1

BYND CANNASOFT ENTERPRISES INC. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

NEWS RELEASE - For Immediate Release

Positive opinion from ISA- Israel patent office Provides the ability to file a patent application under the Patent Prosecution Highway (PPH) in the US.

Israeli Technology Company BYND Cannasoft Enterprises Expands Intellectual Property Portfolio for Its EZ-G Device by filing national phase application for Its EZ-G Device in 11 jurisdictions, including U.S. utility patent application under the Patent Prosecution Highway (PPH) and the European Patent Office (EPO), which includes 38 European countries.

ASHKELON, Israel and VANCOUVER, British Columbia, December 18, 2023 — BYND Cannasoft Enterprises Inc. (Nasdaq: BCAN) (CSE: BYND) (“BYND Cannasoft” or the “Company”) announced today a significant milestone in its intellectual property strategy as its Zigi Carmel Initiatives & Investments LTD subsidiary filed a national phase application for Its EZ-G Device. A national phase application corresponding to inventive concept III of PCT/IL2022/050783 was filed on December 7, 2023, as a U.S. utility patent application under the Patent Prosecution Highway (PPH) and has been allocated the application number 18/567,766. The Company also announced filing in 11 additional jurisdictions, including the European Patent Office (EPO), which includes 38 European countries.

BYND Cannasoft also announces the following expansion of its intellectual property strategy:

●	Provisional Patent Applications

In addition to the PCT applications, BYND Cannasoft has filed two provisional patent applications in the US, laying the foundation for future patent protection. The Company plans to file corresponding PCT applications within 12 months.

●	Design Applications

BYND Cannasoft has expanded its intellectual property strategy with two design applications filed in China, emphasizing the importance of ornamental design protection for functional items.

●	Patent Prosecution Highway (PPH)

The Company has strategically pursued accelerated processing through the Patent Prosecution Highway (PPH) for one of its inventions, aligning with international efforts to promote work-sharing among patent offices.

Future Steps and Collaboration

BYND Cannasoft remains committed to securing robust intellectual property protection for its innovative products. The Company is actively collaborating with legal experts, including Reinhold Cohn and Partners, to navigate the complex landscape of patent prosecution and ensure optimal outcomes.

Yftah Ben Yaackov, CEO and Director of BYND Cannasoft said, “We believe these benefits of expanding our intellectual property strategy will lead to a much higher valuation for our shareholders. Understanding how to leverage an IP properly and having a strategic plan of what you want to accomplish helps put our Company in a superior position.”

About BYND Cannasoft Enterprises Inc.

BYND Cannasoft Enterprises is an Israeli-based integrated software and cannabis company. BYND Cannasoft owns and markets “Benefit CRM,” a proprietary customer relationship management (CRM) software product enabling small and medium-sized businesses to optimize their day-to-day business activities such as sales management, personnel management, marketing, call center activities, and asset management. Building on our 20 years of experience in CRM software, BYND Cannasoft is developing an innovative new CRM platform to serve the needs of the medical cannabis industry by making it a more organized, accessible, and price-transparent market. The Cannabis CRM System will include a Job Management (BENEFIT) and a module system (CANNASOFT) for managing farms and greenhouses with varied crops. BYND Cannasoft owns the patent-pending intellectual property for the EZ-G device. This therapeutic device uses proprietary software to regulate the flow of low concentrations of CBD oil, hemp seed oil, and other natural oils into the soft tissues of the female reproductive system to treat a wide variety of women’s health issues. The EZ-G device includes technological advancements as a sex toy with a more realistic experience, and the prototype utilizes sensors to determine what enhances the users’ pleasure. The user can control the device through a Bluetooth app installed on a smartphone or other portable device. The data will be transmitted and received from the device to and from the secure cloud using artificial intelligence (AI). The data is combined with other antonymic user preferences to improve its operation by increasing sexual satisfaction.

For Further Information please refer to information available on the Company’s website: www.cannasoft-crm.com, the CSE’s website: www.thecse.com/en/listings/life-sciences/bynd-cannasoft-enterprises-inc and on SEDAR+: www.sedarplus.ca.

Gabi Kabazo

Chief Financial Officer

Tel: (604) 833-6820

e-mail: ir@cannasoft-crm.com

For Media and Investor Relations, please contact:

David L. Kugelman

(866) 692-6847 Toll Free - U.S. & Canada

(404) 281-8556 Mobile and WhatsApp

dk@atlcp.com

Skype: kugsusa

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain statements that may be deemed “forward-looking statements” including statements regarding the filing of a final Prospectus. All statements in this release, other than statements of historical facts, that address future events or developments that the Company expects, are forward-looking statements including but not limited to intended business objectives and the expected timelines to accomplish those objectives. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual events or developments may differ materially from those in forward-looking statements. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause actual results to differ materially from the statements made, including unanticipated regulatory requests and delays, final patents approval, and those factors discussed in filings made by the Company with the Canadian securities regulatory authorities, including (without limitation) in the Company’s management’s discussion and analysis for the year ended December 31, 2022 and annual information form dated March 31, 2023, which are available under the Company’s profile at www.sedar.com, and in the Company’s Annual Report on Form 20-F for the year then ended that was filed with the U.S. Securities and Exchange Commission on April 27, 2023. Should one or more of these factors occur, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements except as required by law. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. Shareholders are cautioned not to put undue reliance on such forward-looking statements.